Exhibit 99.2

April 11, 2023

Nouveau Monde Graphite Inc. 481 Brassard Street Saint-Michel-des-Saints, Québec, Canada J0K 3B0

RE:   Nouveau Monde Graphite Inc. (the “Corporation”)

Re:    Prospectus Supplement dated April 11, 2023

Dear Sirs / Mesdames:

We refer to the prospectus supplement dated April 11, 2023 (the “Prospectus Supplement”) to the short form base shelf prospectus of the Corporation dated May 19, 2021, as amended on a post-effective basis on January 21, 2022, filed with the United States Securities and Exchange Commission, which together are included in and form a part of the Corporation’s registration statement on Form F-10 (File No. 333-256340) (the “Registration Statement”), relating to the issue and sale of common shares of the Corporation.

We consent to the references in the Registration Statement to our name on the third page and under the headings “Documents Filed as Part of the Registration Statement” and “Legal Matters” of the Prospectus Supplement, and to the use of and references in the Registration Statement to our name and our legal opinion under the heading “Certain Canadian Federal Income Tax Considerations” of the Prospectus Supplement.

We confirm that we have read the Prospectus Supplement and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from our legal opinion referred to above or that are within our knowledge as a result of the services that we performed in connection with such opinion.

In giving this consent, we do not thereby admit that we come within the category of persons whose consent is required by the Securities Act of 1933, as amended, or the rules and regulations promulgated thereunder.

Yours truly,

/s/ Blake, Cassels & Graydon LLP

Blake, Cassels & Graydon LLP